UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
(X) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   HBF Financial, Ltd., . .
   2801 Glenda Avenue
   Fort Worth, TX  76117
   USA
2. Issuer Name and Ticker or Trading Symbol
   FFP Marketing Company, Inc.
   FMM
3. IRS or Social Security Number of Reporting Person (Voluntary)
   75-2432770
4. Statement for Month/Year
   December 28, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common shares                |12/28/|J(No|777,086           |A  |Note 1     |777,086            |I     |Note 1                     |
                             |97    |te1)|                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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None                    |        |     |    |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
Note 1: On December 28, 1997, FFP Partners, L.P., completed a restructuring under which the non-real estate assets and businesses previously owned and conducted by FFP Partners were transferred to FFP Marketing
Company, Inc. In connection therewith, each holder of FFP Partners units received one common share of FFP
Marketing for each unit of FFP Partners held on December 28, 1997. The common shares reflected hereon were received in connection with this restructuring by various companies in which HBF Financial, Ltd., has a direct or indirect ownership interest. HBF Financial, Ltd., a Texas limited liability company, owns, directly or indirectly, 25% and 100% of the equity interests of two companies that received FFP Marketing common shares in connection with the restructuirng. Therefore, HBF may be deemed to share investment control over the common shares held by these companies. HBF disclaims beneficial ownership of these common shares. The number of common shares set forth above is HBF's proportionate pecuniary interest in the common shares owned by these two companies.
SIGNATURE OF REPORTING PERSON
HBF Financial, Ltd., by J. D. St.Clair, Manager
DATE
February 27, 1998